# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SharonAI Holdings Inc., CIK 0002068385
CUSIP: 778920306
Title of class of securities: Class A Ordinary Common Stock, par value $0.0001
Address of issuer's principal executive offices: 745 5th Ave, Suite 500, New York, New York (NY), 10151
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-26-021313
Filed by CIK 0000949509

## Reporting persons
- Oaktree Capital Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 857,053; shared voting power 0; sole dispositive power 857,053; shared dispositive power 0; aggregate amount beneficially owned 857,053 (4.99% of the class)
  Comment: The reported securities represent (i) 289,546 shares of Class A Ordinary Common Stock ("Common Stock") and (ii) 567,507 shares of Common Stock issuable upon conversion of Notes (as defined below).
  
  The reported percentage is calculated based on 16,607,910 shares of Common Stock outstanding as of May 13, 2026, as reported on the Issuer's 10-Q filed with the Securities and Exchange Commission on May 15, 2026, as increased by 567,507 shares of Common Stock issuable upon conversion of Notes.

## Item 1. Issuer
Name of issuer: SharonAI Holdings Inc.
Address of issuer's principal executive offices: 745 5th Ave, Suite 500, New York, NY 10151

## Item 2. Person Filing
Name of person filing: This Statement is filed by Oaktree Capital Management LP, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence: 333 S. Grand Ave., 28th Floor, Los Angeles, CA 90071
Citizenship: See response to row 4 on the cover page hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
See response to row 9 on the cover page hereto.

The reported securities represent (i) 289,546 shares of Common Stock and (ii) 567,507 shares of Common Stock issuable upon conversion of $375.0 million of 6% Convertible Senior Notes due in 2031 ("Notes") (which, as of June 30, 2026, would be convertible into 9,328,125 shares of Common Stock in the absence of a conversion blocker that limits the holder's beneficial ownership to 4.99%).

The reported securities are directly held by the following funds and accounts, each managed by the Reporting Person: (i) Oaktree Value Opportunities Fund, L.P.; (ii) Oaktree London Liquid Value Opportunities Fund (VOF), L.P.; (iii) Boston Patriot Arlington St LLC; (iv) OPIF SHAZ Holdings, L.P.; (v) RPVOF SHAZ CTB, LLC; (vi) Oaktree-Copley Investments, LLC; and (vii) Oaktree Value Opportunities Fund AIF (Delaware), L.P.

The filing of this Statement shall not be deemed an admission of beneficial ownership by the Reporting Person for purposes of Section 13(d) or 13(g) or for any other purpose.
Percent of class: See response to row 11 on the cover page hereto.
Sole power to vote or to direct the vote: See response to row 5 on the cover page hereto.
Shared power to vote or to direct the vote: See response to row 6 on the cover page hereto.
Sole power to dispose or to direct the disposition: See response to row 7 on the cover page hereto.
Shared power to dispose or to direct the disposition: See response to row 8 on the cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Oaktree Capital Management LP: /s/ Henry Orren, Henry Orren / Managing Director (08/10/2026)